Exhibit 99.1
Riskified's Diversified Base of Merchants Powers 20% Growth in GMV and 15% Growth in Revenue for First Quarter 2022
Reaffirms Financial Outlook for FY 2022
Management to host a conference call today, May 17, at 8:30 a.m. Eastern Time
NEW YORK, May 17, 2022 - Riskified Ltd. (NYSE: RSKD) (the “Company”), a risk management platform enabling frictionless eCommerce, today announced financial results for the three months ended March 31, 2022. The Company will host an investor call to discuss these results today at 8:30 a.m. Eastern Time.
“We are pleased with our first quarter results, which reflect the impact of continued growth within our existing customer base, combined with the addition of new customers, as well as improving volume growth both in GMV and Billings from our ticketing and travel merchants,” said Eido Gal, Co-Founder and Chief Executive Officer of Riskified. “With the vast majority of merchants globally still relying on in-house solutions that we consider to be slow, inaccurate, expensive, and inflexible, we believe the market remains ripe for disruption. We are already seeing positive returns and momentum from our previous investments, and we remain focused on opportunities that we expect to deliver high ROI for Riskified. These focused efforts include pursuing market share gains in new industries and new geographies, and continuing to expand our product suite to help merchants navigate adjacent eCommerce friction points.”
Q1 2022 Business Highlights

•Leveraging diversified base of industries to benefit from reopening trends: Existing merchants started selling significant volumes of airline travel, event tickets and similar products within our ticketing & travel category. As a result, Riskified’s total GMV from ticketing and travel grew 291% year-over-year.

•Adding several of the world's pre-eminent online retailers to the platform: Several new merchants in established verticals joined the Riskified ecosystem, including luxury fashion, fast fashion, and diversified omnichannel retailing. Of particular significance, Riskified signed one of the world’s largest online fashion retailers that is revolutionizing the fashion industry with a presence in over 150 countries globally, which we believe expands the already large upsell opportunity within our existing customer base.

•Strong Execution of Land and Expand Strategy: Riskified continued to successfully execute our "land-and-expand" strategy that we believe drives GMV gains and long term gross margin expansion as customer engagements grow and mature. Several large existing customers expanded their contractual relationships by submitting additional order populations through our platform.
Q1 2022 Financial Performance Highlights
The following table summarizes our consolidated financial results for the three months ended March 31, 2022 and 2021, in thousands except where indicated:

	Three Months Ended March 31,
	2022	2021
	(unaudited)
Gross merchandise volume ("GMV") in millions(1)	$22,678	$18,928
Increase in GMV year over year	20%	77%
Revenue	$58,845	$51,083
Increase in revenues year over year	15%	54%

Gross profit	$30,368	$28,628
Gross profit margin	52%	56%

Operating profit (loss)	$(32,826)	$(3,349)
Net profit (loss)	$(33,264)	$(43,652)

Adjusted EBITDA(1)	$(13,447)	$(296)
“Our year is off to a good start, with first quarter GMV and revenue growth driven primarily by the continued expansion of our platform across new and existing merchants, and penetration across broadly diversified industries and geographies,” said Aglika Dotcheva, Chief Financial Officer of Riskified. “We are pleased with our momentum, encouraged by recent growth in the tickets and travel industry, our geographic expansion and the long-term growth opportunities in front of us. We’re keeping intact the full year financial outlook that we communicated in late February. We believe this approach balances our enthusiasm about the continued growth of our business against global economic volatility and a return of broader eCommerce volumes to normalized pre-pandemic levels.”
Financial Outlook

For the year ending December 31, 2022, Riskified continues to expect:

•Revenue between $254 million and $257 million
•Adjusted EBITDA(2) between negative $69 million and $66 million
_______________
(1) GMV is a key performance indicator and Adjusted EBITDA is a non-GAAP metric. See “Key Performance Indicators and Non-GAAP Metrics” for additional information regarding this non-GAAP metric and “Reconciliation of GAAP to Non-GAAP Metrics” for a reconciliation of this non-GAAP metric to the most directly comparable GAAP metric.

(2) We are not able to provide a reconciliation of Adjusted EBITDA guidance for the fiscal year ending December 31, 2022 to net profit (loss) because certain items that are excluded from Adjusted EBITDA but included in net profit (loss), its most directly comparable GAAP financial measure, cannot be predicted on a forward-looking basis without unreasonable effort or are not in our control. In particular, we are unable to forecast the timing or magnitude of share- based compensation expense and foreign currency transaction gains or losses as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP metrics in the future.

Conference Call and Webcast Details

The Company will host a conference call to discuss its financial results today, May 17, 2022 at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Riskified’s Investor Relations website at ir.riskified.com. The conference call can be accessed telephonically by dialing 1-877-311-0521 (for callers in the United States) or 1-470-495-9499 (for callers outside of the United States) and entering conference ID 8772848. The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call at ir.riskified.com.

Approximately one hour after completion of the live call and webcast, an archived version of the webcast will be available on Riskified's Investor Relations website at ir.riskified.com for a period of at least 30 days. A telephonic replay of the conference call will be available until May 24, 2022, beginning two hours after the end of the conference call. To access the replay, callers in the United States may dial 1-855-859-2056 or 1-404-537-3406 and enter the same conference ID listed above for the live call.
Key Performance Indicators and Non-GAAP Metrics
This press release and the accompanying tables and related presentation materials contain certain key performance indicators and non-GAAP metrics: GMV, Adjusted EBITDA, non-GAAP cost of revenue, non-GAAP operating expenses by line item, Free Cash Flow, non-GAAP net profit (loss) and non-GAAP net profit (loss) per share. These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Adjusted EBITDA, non-GAAP cost of revenue, non-GAAP operating expenses by line item, non-GAAP net profit (loss) and non-GAAP net profit (loss) per share have limitations as analytical tools in that they do not reflect certain cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized or cash payments for taxes. Management compensates for these limitations by relying on our GAAP results in addition to using these non-GAAP metrics as supplemental measures of our performance. The non-GAAP metrics used herein are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation. Non-GAAP financial metrics should not be considered in isolation, as an alternative to, or superior to information prepared and presented in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. By providing these non-GAAP metrics together with a reconciliation to the most comparable U.S. GAAP measure, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
We define Gross Merchandise Volume ("GMV") as the gross total dollar value of orders received by our merchants and reviewed through our eCommerce risk management platform during the period indicated, including orders that we did not approve.

We define Adjusted EBITDA as net profit (loss) adjusted to remove the effects of the provision for income taxes, interest income, net, other income (expense), net, depreciation and amortization, share-based compensation expense, and payroll taxes related to share-based compensation.

We define non-GAAP cost of revenue as GAAP cost of revenue adjusted to remove the effects of depreciation and amortization, share-based compensation expense, and payroll taxes related to share-based compensation, if applicable.

We define non-GAAP operating expenses by line item as GAAP operating expenses adjusted to remove the effects of depreciation and amortization, share-based compensation expense, and payroll taxes related to share-based compensation, where applicable.

We define Free Cash Flow as net cash provided by (used in) operating activities, less cash payments for property and equipment and capitalized software development costs.

We define non-GAAP net profit (loss) per share as non-GAAP net profit (loss) divided by non-GAAP weighted-average shares, which are defined below.

We define non-GAAP net profit (loss), which is used to compute non-GAAP net profit (loss) per share, as GAAP net profit (loss) adjusted to remove the effects of unique or non-recurring items such as remeasurement losses on our convertible preferred share warrant liabilities and convertible preferred share tranche rights, as well as non-cash expenses such as depreciation and amortization, share-based compensation expense, and payroll taxes related to share-based compensation.

We define non-GAAP weighted-average shares, which is used to compute non-GAAP net profit (loss) per share, as GAAP weighted average shares used to compute net profit (loss) per share, adjusted to reflect the ordinary shares issued in connection with the IPO that are outstanding as of the end of the period as if they were outstanding as of the beginning of the earliest period presented for comparability.

Adjusted EBITDA, non-GAAP cost of revenue, non-GAAP operating expenses by line item, Free Cash Flow, non-GAAP net profit (loss) and non-GAAP net profit (loss) per share are non-GAAP metrics that management and our board of directors use as a supplemental measure of our performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items that we believe do not directly reflect our core operations. We also use Adjusted EBITDA for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and to evaluate our capacity to expand our business. Additionally, we provide Free Cash Flow because it is a non-GAAP liquidity measure that we believe provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet.
See the tables below for reconciliations of these non-GAAP financial metrics to the most directly comparable GAAP metrics.
Forward Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements, including statements regarding our revenue and adjusted EBITDA guidance for fiscal year 2022, future growth potential in new industries and new geographies, internal modeling assumptions, and business plans and strategy, reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our limited operating history and ability to manage our growth; our history of net losses and anticipated increasing operating expenses; our ability to achieve profitability; our ability to maintain and enhance our brand; our ability to attract new merchants, retain existing merchants and increase the sales of our products to existing enterprises; our dependence on the continued use of credit cards and other payment methods that expose our merchant to the risk of payment fraud; changes in laws and regulations related to the use of credit cards, such as PSD2, which have and may continue to impact our GMV and to change or reduce the use cases for our products; our ability to successfully implement our business plan in light of macroeconomic conditions, such as economic downturn, changes in consumer behavior (including as a result of COVID-19 related restrictions), global supply chain issues and other factors that may impact eCommerce volumes and that may impact the demand for our services or have a material adverse impact on our and our business partners’ financial condition and results of operations; our ability to continue to improve our machine learning models or if our machine learning models contain errors or are otherwise ineffective or do not operate properly; our ability to predict our future revenue given our lengthy sales cycles; seasonality; our ability to operate in a highly competitive industry; merchant concentration; our ability to achieve desired operating margins; our compliance with a wide variety of U.S. and international laws and regulations; our ability to develop enhancements to our products; our dependence on our executive officers and senior management, and our ability to attract new talent, particularly in Israel; our limited experience in determining the optimal pricing for our products; our ability to obtain additional financing on favorable terms or at all; our reliance on Amazon Web Services; our ability to detect errors, defects or disruptions in our platform; our ability to protect our merchants' and their consumers’ personal or other data from a security breach and to comply with laws and regulations relating to consumer data privacy and data protection; our ability to expand into markets outside the United States; our ability to effectively expand our sales force to facilitate revenue growth; the concentration of our voting power as a result of our dual class structure; and other risk factors set forth in Section 3.D - “Risk Factors” in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission ("SEC") on February 25, 2022, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
About Riskified

Riskified empowers businesses to realize the full potential of eCommerce by making it safe, accessible, and frictionless. We have built a next-generation eCommerce risk management platform that allows online merchants to create trusted relationships with their consumers. Leveraging machine learning that benefits from a global merchant network, our platform identifies the individual behind each online interaction, helping merchants—our customers—eliminate risk and uncertainty from their business. We drive higher sales and reduce fraud and other operating costs for our merchants and strive to provide superior consumer experiences, as compared to our merchants’ performance prior to onboarding us. Learn more at riskified.com.

Investor Relations: Chris Mammone | The Blueshirt Group for Riskified | ir@riskified.com

Corporate Communications: Rowena Kelley | press@riskified.com

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of March 31, 2022	As of December 31, 2021

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$341,421	$418,143
Restricted cash	7,155	6,984
Short-term deposits	151,945	85,132
Accounts receivable, net	23,644	35,477
Prepaid expenses and other current assets	10,816	19,338
Total current assets	534,981	565,074
Property and equipment, net	18,266	16,968
Operating lease right-of-use assets	38,404	—
Deferred contract acquisition costs	11,375	11,630
Other assets, noncurrent	7,676	6,962
Total assets	$610,702	$600,634
Liabilities, Convertible Preferred Shares, and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,184	$228
Accrued compensation and benefits	17,425	24,748
Guarantee obligations	9,134	12,112
Provision for chargebacks, net	9,306	12,020
Operating lease liabilities, current	4,372	—
Accrued expenses and other current liabilities	12,803	13,306
Total current liabilities	54,224	62,414
Operating lease liabilities, noncurrent	36,813	—
Other liabilities, noncurrent	3,880	9,359
Total liabilities	94,917	71,773
Shareholders’ equity:
Class A ordinary shares, no par value; 900,000,000 shares authorized as of March 31, 2022 and December 31, 2021; 90,775,880 and 75,909,531 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively	—	—
Class B ordinary shares, no par value; 232,500,000 shares authorized as of March 31, 2022 and December 31, 2021; 74,284,784 and 88,055,520 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively	—	—
Additional paid-in capital	794,862	775,249
Accumulated other comprehensive profit (loss)	751	176
Accumulated deficit	(279,828)	(246,564)
Total shareholders’ equity	515,785	528,861
Total liabilities, convertible preferred shares, and shareholders’ equity	$610,702	$600,634

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three Months Ended March 31,
	2022	2021
	(unaudited)
Revenue	$58,845	$51,083
Cost of revenue	28,477	22,455
Gross profit	30,368	28,628
Operating expenses:
Research and development	18,113	11,694
Sales and marketing	23,129	12,672
General and administrative	21,952	7,611
Total operating expenses	63,194	31,977
Operating profit (loss)	(32,826)	(3,349)
Interest income (expense), net	674	34
Other income (expense), net	(32)	(39,722)
Profit (loss) before income taxes	(32,184)	(43,037)
Provision for (benefit from) income taxes	1,080	615
Net profit (loss)	$(33,264)	$(43,652)
Other comprehensive profit (loss), net of tax:
Other comprehensive profit (loss)	575	—
Comprehensive profit (loss)	$(32,689)	$(43,652)

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.20)	$(3.02)
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	164,585,333	14,465,175

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended March 31,
	2022	2021
	(unaudited)
Cash flows from operating activities:
Net profit (loss)	$(33,264)	$(43,652)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	(175)	(101)
Provision for (benefit from) account receivable allowances	(102)	129
Depreciation and amortization	979	504
Amortization of deferred contract costs	1,402	828
Remeasurement of convertible preferred share warrant liabilities	—	23,384
Remeasurement of convertible preferred share tranche rights	—	15,861
Share-based compensation expense	18,387	2,549
Non-cash operating lease right-of-use asset changes	1,087	—
Other	118	(16)
Changes in operating assets and liabilities:
Accounts receivable	12,016	14,561
Deferred contract acquisition costs	(823)	(1,034)
Prepaid expenses and other assets	4,969	(5,055)
Accounts payable	1,009	49
Accrued compensation and benefits	(7,461)	(2,795)
Guarantee obligations	(2,978)	(2,813)
Provision for chargebacks, net	(2,714)	(2,456)
Operating lease liabilities	(1,275)	—
Accrued expenses and other liabilities	1,799	3,926
Net cash provided by (used in) operating activities	(7,026)	3,869
Cash flows from investing activities:
Purchases of short-term deposits	(151,753)	—
Maturities of short-term deposits	85,211	7,016
Purchases of property and equipment	(2,545)	(388)
Capitalized software development costs	(427)	(292)
Net cash provided by (used in) investing activities	(69,514)	6,336
Cash flows from financing activities:
Proceeds from exercise of share options	755	224
Payments of deferred offering costs	(190)	(820)
Net cash provided by (used in) financing activities	565	(596)
Net increase (decrease) in cash, cash equivalents, and restricted cash	(75,975)	9,609
Effects of exchange rates on cash, cash equivalents, and restricted cash	(576)	—
Cash, cash equivalents, and restricted cash—beginning of period	425,127	106,657
Cash, cash equivalents, and restricted cash—end of period	348,576	116,266

Reconciliation of GAAP to Non-GAAP Metrics
The following tables reconcile non-GAAP metrics to the most directly comparable GAAP metric and are presented in thousands except for share and per share amounts.

	Three Months Ended March 31,
	2022	2021
	(unaudited)
Net profit (loss)	$(33,264)	$(43,652)
Provision for (benefit from) income taxes	1,080	615
Interest (income) expense, net	(674)	(34)
Other (income) expense, net	32	39,722
Depreciation and amortization	979	504
Share-based compensation expense	18,387	2,549
Payroll taxes related to share-based compensation	13	—
Adjusted EBITDA	$(13,447)	$(296)

	Three Months Ended March 31,
	2022	2021
	(unaudited)
GAAP cost of revenue	$28,477	$22,455
Less: depreciation and amortization	171	111
Less: share-based compensation expense	148	26
Non-GAAP cost of revenue	$28,158	$22,318

GAAP research and development	$18,113	$11,694
Less: depreciation and amortization	374	155
Less: share-based compensation expense	2,432	825
Non-GAAP research and development	$15,307	$10,714

GAAP sales and marketing	$23,129	$12,672
Less: depreciation and amortization	248	148
Less: share-based compensation expense	5,323	925
Less: payroll taxes related to share-based compensation	13	—
Non-GAAP sales and marketing	$17,545	$11,599

GAAP general and administrative	$21,952	$7,611
Less: depreciation and amortization	186	90
Less: share-based compensation expense	10,484	773
Non-GAAP general and administrative	$11,282	$6,748

	Three Months Ended March 31,
	2022	2021
	(unaudited)
Net cash provided by (used in) operating activities	$(7,026)	$3,869
Purchases of property and equipment	(2,545)	(388)
Capitalized software development costs	(427)	(292)
Free Cash Flow	$(9,998)	$3,189

	Three Months Ended March 31,
	2022	2021
	(unaudited)
Net profit (loss)	$(33,264)	$(43,652)
Remeasurement of convertible preferred share warrant liabilities	—	23,384
Remeasurement of convertible preferred share tranche rights	—	15,861
Depreciation and amortization	979	504
Share-based compensation expense	18,387	2,549
Payroll taxes related to share-based compensation	13	—
Non-GAAP net profit (loss)	$(13,885)	$(1,354)

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.20)	$(3.02)
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.08)	$(0.01)

Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	164,585,333	14,465,175
Add: Non-GAAP weighting adjustment for Class A and B ordinary shares issued in connection with IPO	—	146,648,106
Weighted-average shares used in computing non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted(1)	164,585,333	161,113,281
(1) Weighted-average shares used in computing non-GAAP net profit (loss) per share reflect the Class A and B ordinary shares issued in connection with the IPO that are outstanding as of the end of the period as if they were outstanding as of the beginning of the earliest period presented for comparability.